WOODSIDE

05011283

8 September 2005

RECEIVED
SEC MAIL PROCESSING SECTION
SEP 16 2005
WASH. D.C.
185

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 6 September 2005;
- Appendix 3Y Change of Director's Interest Notice – Jillian Rosemary Broadbent, lodged with the Australian Stock Exchanged on 6 September 2005;
- Appendix 3Y Change of Director's Interest Notice – Charles Barrington Goode, lodged with the Australian Stock Exchanged on 6 September 2005;
- Appendix 3Y Change of Director's Interest Notice – Pierre Jean-Marie Henri Jungels, lodged with the Australian Stock Exchanged on 6 September 2005;
- Appendix 3Y Change of Director's Interest Notice – Philip John Barnes Rose, lodged with the Australian Stock Exchanged on 6 September 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

9/19

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 6 SEPTEMBER 2005
10.00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 30 August 2005.

PSC Area B: Espadon-1 and Espadon-1A Exploration Wells

The Espadon-1 well was drilled by the '*Stena Tay*' drill rig to a depth 2,523 metres. Due to operational difficulties it was necessary to respud the well. The Espadon-1A well was spudded on 4 September 2005 and drilled to a depth of 2,500 metres. At midnight on 5 September 2005 preparations were underway to run casing before drilling ahead to a planned total depth of 3,055 metres.

Chinguetti Development Wells

The '*West Navigator*' drillship continues to perform completion work on Chinguetti Development wells. Woodside does not plan to issue regular announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


18°W
17°W
16°W
Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
19°N
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Espadon-1A
Tiof
18°N
Tevét
Merou-1
Courbine-1
Banda
Chinguetti Joint Venture
Chinguetti Field
Capitaine-1A
Labeidna
Chinguetti Exploitation Perimeter
Sotio-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
17°N
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W
Dev./18Nov04/rev.05Sep.05/ DRIMS# 1400256-v3

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	11 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Woodside Petroleum (NEDSP) Pty. Ltd.
Date of change	2 September 2005
No. of securities held prior to change	Direct = 20,000 ordinary shares Indirect = 25,530 ordinary shares held by: • Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan = 20,530 (previously shown incorrectly as a Direct holding) • Varisel Pty Ltd – 5,000
Class	Ordinary
Number acquired	554
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,622.43

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 20,000 ordinary shares Indirect = 26,084 ordinary shares held by: • Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan = 21,084 • Varisel Pty Ltd – 5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Woodside Petroleum (NEDSP) Pty. Ltd., as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	4 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Woodside Petroleum (NEDSP) Pty. Ltd.
Date of change	2 September 2005
No. of securities held prior to change	Direct = 2,000 ordinary shares Indirect = 207,202 ordinary shares held by: • Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan = 89,202 (previously shown incorrectly as a Direct holding) • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Class	Ordinary
Number acquired	4,972 ordinary shares
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$167,131.29
No. of securities held after change	Direct = 2,000 ordinary shares Indirect = 212,174 ordinary shares held by: • Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan = 94,174 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Woodside Petroleum (NEDSP) Pty. Ltd., as trustee for the Non-Executive Directors Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	11 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Woodside Petroleum (NEDSP) Pty. Ltd.
Date of change	2 September 2005
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 6,961 ordinary shares held by Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan (previously shown incorrectly as a Direct holding)
Class	Ordinary
Number acquired	285
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,580.13

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 0 ordinary shares Indirect = 7,246 ordinary shares held by Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Woodside Petroleum (NEDSP) Pty. Ltd., as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip John Barnes ROSE
Date of last notice	11 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Woodside Petroleum (NEDSP) Pty. Ltd.
Date of change	2 September 2005
No. of securities held prior to change	Direct = 4,000 ordinary shares Indirect = 29,221 ordinary shares held by Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan (previously shown incorrectly as a Direct holding)
Class	Ordinary
Number acquired	3,256
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$109,448.81
No. of securities held after change	Direct = 4,000 ordinary shares Indirect = 32,477 ordinary shares held by Woodside Petroleum (NEDSP) Pty. Ltd. as trustee of the Non-Executive Directors' Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Woodside Petroleum (NEDSP) Pty. Ltd., as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.